The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

April 27, 2007
Mr. Matt Franker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3749
Fax: (202) 772-9368

Re:	Pediatric Prosthetics, Inc.
Registration Statement on Form SB-2
Filed February 9, 2007
File No. 333-140554

Dear Mr. Franker:

We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated March 15, 2007, Pediatric Prosthetics, Inc. (the “Company,” “Pediatric,” “we,” and “us”) has the following responses:

General

1.  Please update your financial statements to include information for the period ended December 31. 2006, as reflected on your Form 10-QSB filed February 20, 2007. See Regulation S-B, Item 310(g).

RESPONSE:

We have updated the Registration Statement with Pediatric’s financial statements for the year ended December 31, 2006, as you have requested.

2.  It appears that the number of shares issuable upon exercise of the issued warrants and full conversion of the convertible notes would constitute a very significant portion of your outstanding securities held by non-affiliates, Accordingly, we do not believe that this transaction comports with the requirements of an at the market secondary shelf offering but appears to be an indirect primary offering. See, e.g. Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), available at www.sec.gov/interps/telephone/cftelinterps_rule415.pdf. Please note that in reaching this determination, we have disregarded applicability of beneficial ownership caps, as these contractual arrangements do not affect our determination of what constitutes a valid secondary shelf offering. Given the nature and size of the transaction being registered, please advise us of your basis for determining that the transaction appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(x).

1 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

In response to your question and in connection with the Second Waiver of Rights Agreement entered into with the Purchasers (as defined therein), the number of shares which the Purchasers have required Pediatric to register has been capped at 9,356,392, which along with the other shares being registered in the Registration Statement, totaling 8,553,569 shares, total 17,909,961 shares. We believe that the registration of 17,909,961 shares of common stock, when Pediatric’s float currently totals 58,866,538 shares of common stock is not a significant portion of the number of outstanding securities held by non-affiliates, and does comport with the requirements of a secondary offering, due to the fact that 17,909,961 shares currently being registered by Pediatric represents only slightly more than 30% of Pediatric’s total float, and because such shares are being registered on behalf of eight (8) separate Selling Security Holders.

3.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE:

We have added the disclosure you requested under footnote (A) to the table of Selling Security Holders.

4.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

2 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Pediatric has included a table disclosing all of the information you have requested under “Liquidity and Capital Resources” in the revised Registration Statement filing.

5.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

• the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

• the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

• if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

• if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying      security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

• the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

• the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

• the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

• the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

3 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:

Pediatric has added a table containing the information you requested under “Selling Shareholders” in the amended Registration Statement.

6.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

• market price per share of the underlying securities on the date of the sale of that other security;

•the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

• if the conversion1exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

• if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

                • the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

• the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible number of shares to be received;

• the total possible shares to he received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

• the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price in the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

4 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Pediatric has added a table containing the information you requested under “Selling Shareholders” in the amended Registration Statement.

7.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the gross proceeds paid or payable to the issuer in the convertible notes transaction;

• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2, above;

• the resulting net proceeds to the issuer; and

• the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3-4, above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments, as disclosed in response to comment 2, and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

5 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Pediatric has added a table containing the information you requested under “Selling Shareholders” in the amended Registration Statement.

8.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

• the date of the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

• the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

• the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

• the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

• the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

6 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Pediatric has not been a party to any prior securities transactions between itself (or any predecessor) and the Selling Shareholders, any known affiliates of the Selling Shareholders or any person with whom any Selling Shareholder has a contractual relationship.

9.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

• the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis. the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

7 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Pediatric has added a table containing the information you requested under “Selling Shareholders” in the amended Registration Statement.

10.  Please provide us, with a view toward disclosure in the prospectus, with the following information:

A) whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the underlying securities;  and

B) whether—based on information obtained from the selling shareholders— any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

• the date on which each such selling shareholder entered into that short position; and

• the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:

A)
Kenneth W. Bean, the Company’s Vice President of Operations has confirmed that Pediatric has the intention to and a reasonable basis to believe that it will have the financial ability to make all the payments on the overlying securities when due and/or when requested by the Purchasers.

B)	Pediatric has no knowledge of whether any Selling Shareholder had or has an existing short position in its common stock; however, pursuant to the termsof the Securities Purchase Agreement entered into with the Purchasers in May 2006, the Purchasers agreed that so long as any of the Convertible Notes remain outstanding, but in no event less than two (2) years from the closing date, the Purchasers will not enter into or effect any “short sales” of Pediatric’s common stock or hedging transactions which establishes a net short position with respect to Pediatric’s common stock.

11.  Please provide us, with a view toward disclosure in the prospectus, with:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

• copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

8 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Pediatric believes that the current amended Registration Statement includes a description of all relationships and arrangements between and among itself, the Selling Shareholders, any known affiliates of the Selling Shareholders, and/or any known person with whom any Selling Shareholder has a contractual relationship regarding the transaction. Pediatric further believes that all material agreements between and/or among the Selling Shareholders and Pediatric have been and/or are included as exhibits to the Registration Statement.

12.  Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

RESPONSE:

Pursuant to the Second Waiver of Rights Agreement, the Purchasers agreed that we would only be required to register a total of 9,356,392 shares of common stock underlying the Convertible Notes on their behalf. Those 9,356,392 shares of common stock have been included in the amended Registration Statement on behalf of the Purchasers pursuant to their pro-rata amount of the total amount of the Convertible Notes sold to such purchasers to date. Additionally, disclosure of this method of determining the number of shares of common stock to be registered on behalf of each of the Selling Shareholders has been included under footnote (A) to the Selling Shareholders table.

13.  With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares to be offered by that shareholder.

RESPONSE:

The disclosure you have requested has been included in the Amended Registration Statement under the table of Selling Shareholders.

9 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

Cover Page

14.  We note your statement that you hope “to list our shares” on the OTCBB after this filing. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.

RESPONSE:

We have updated the disclosure under the Cover Page of the Registration Statement as you have requested.

Prospectus Summary

15.  Please clarify the conversion price of the securities in the prospectus summary. We note reference to a 50% discount to the market price on the conversion date in note 3 to the fee table.

RESPONSE:

We have added additional disclosure regarding the conversion price of the Debentures in the Summary section of the Registration Statement as you requested.

16.  We note your statement that $600,000 secured convertible notes were sold on May 30, 2006, that $400,000 will be sold on or around the date you filed the registration statement, and that $500,000 will he sold upon the date the registration statement is declared effective, as well as the assumption in note 9 to your selling shareholders table that investors will continue to purchase the secured convertible notes on a pro rata basis. Please provide us with a detailed legal analysis of the basis for your belief that it is appropriate to register the shares underlying the secured convertible notes for resale at this time. Note that shares registered for resale must be outstanding or, if unissued the company has completed a Section 4(2)-exempt sale of the securities and the investor is at market risk at the time the registration statement was filed. Please see paragraph 35(b) to the Securities Act Sections discussion in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. We may have additional comments upon review of your response.

10 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

As the number of shares included for registration in the amended Registration Statement on behalf of the Purchasers has been decreased to only 9,356,392 shares of common stock, the shares which are being registered on behalf of the Purchasers no longer include any of the shares of common stock underlying the conversion of any of the Convertible Notes which have not been sold to date. Furthermore, we believe that the Securities Purchase Agreement represents a formal commitment to purchase the additional Convertible Notes when Pediatric obtains effectiveness of its Form SB-2 Registration Statement, and the purchase of the shares is merely a timing issue dictated by the effectiveness date of such Registration Statement.

Plan of Distribution and Selling Shareholders

17.  Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

RESPONSE:

None of the Selling Security Holders are broker-dealers or affiliates of broker-dealers and Pediatric has added disclosure of such statement under its table of “Selling Security Holders” as you have requested.

18.  If any selling security holders are affiliates of broker-dealers, revise to disclose the following:

• that the selling security holders purchased in the ordinary course of business; and

• that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these selling security holders are unable to make these representations, please state that they are underwriters.

11 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

RESPONSE:

Please see the response to comment #17, above.

Part II

Undertakings

19.  Please delete the undertakings that are inapplicable to the transaction you are registering. In particular, we note that you are not engaged in a primary offering or in a transaction in which you may rely on Rules 430A, 4308, or 430C of Regulation C.

RESPONSE:

The undertakings that are inapplicable to Pediatric have been removed from the “Undertaking” Section of the amended Registration Statement as you have requested.

12 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

Signatures

20.  In your amendment, please revise to indicate the individual serving as your controller or principal accounting officer. Refer to Instruction 1 to the signature requirement for Form 58-2.

RESPONSE:

Disclosure that Kenneth W. Bean, Pediatric’s Principal Financial Officer is Pediatric’s Principal Accounting Officer has been added to the amended Registration Statement.

Exhibits

Exhibit 5.1, Opinion and Consent of The Loev Law Firm, PC

21.  Please submit a revised opinion of counsel that specifies that the registration statement relates to the resale of your common stock, rather than “for the purpose of registering such securities under the Securities Act . . .”

RESPONSE:

The opinion of counsel has been revised as you have requested.

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Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter

22.  Your revised opinion of counsel should not contain an assumption that you will be able to increase the number of authorized shares, as this directly affects the opinion required by Item 601(b)(5) of Regulation S-B.

RESPONSE:

As Pediatric has previously increased its authorized shares of common stock, this assumption is no longer applicable and has been removed as you requested.

                                                    Yours very truly,

                                                                                            /s/ John S. Gillies
                                                    John S. Gillies,
                                                    Associate

14 Page of 14
Pediatric Prosthetics, Inc.
Response to March 15, 2007, Comment Letter